As filed with the Securities and Exchange Commission on December 9, 2004
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )*

                    Evergreen Utilities and High Income Fund
                       (Name of Subject Company (Issuer))

                    Evergreen Utilities and High Income Fund
                  (Name of Filing Persons (Offeror and Issuer))

                           Common Shares, No Par Value
                         (Title of Class of Securities)

                                   30034Q 10 9
                      (CUSIP Number of Class of Securities)

                           Michael H. Koonce, Esquire
                               200 Berkeley Street
                        Boston, Massachusetts 02116-5034
                                 (617) 210-3663

          (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing
                                    persons)

                                 With a copy to:
                           David C. Mahaffey, Esquire
                            Sullivan & Worcester LLP 1666 K Street, N.W.
                             Washington, D.C. 20006


                            Calculation of Filing Fee

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  Transaction Valuation                               Amount of Filing Fee
-------------------------------------      ------------------------------------
         N/A                                                        N/A
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       / / Check the box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid:
                           Form or Registration No.:
                           Filing Party:
                           Date Filed:

       /X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       / / third-party tender offer subject to Rule 14d-1.

       /x/ issuer tender offer subject to Rule 13e-4.

       / /  going-private transaction subject to Rule 13e-3.

       / /  amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Items 1-11.

Not Applicable.

Items 12.  Materials to be Filed as Exhibits.

Text of Press Release issued by Evergreen Investments with respect to Evergreen Utilities and High Income Fund on December 9, 2004.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.